Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-220257

Sempra Energy

Pricing Term Sheet

June 10, 2020

900,000 Shares of 4.875% Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, Series C

This pricing term sheet relates only to the securities described below and should be read together with Sempra Energy’s preliminary prospectus supplement dated June 10, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 13, 2019 and the documents incorporated and deemed to be incorporated by reference therein. The information in this pricing term sheet supplements and, to the extent inconsistent therewith, supersedes the information in the Preliminary Prospectus Supplement. Terms used in this pricing term sheet that are not defined herein but that are defined in the Preliminary Prospectus Supplement have the respective meanings given to such terms in the Preliminary Prospectus Supplement.

Issuer:	Sempra Energy, (the “Company”)

Anticipated Ratings:[1]	Ba1 (stable) by Moody’s Investors Service
BBB- (negative) by Standard & Poor’s Ratings Services
BBB- (stable) by Fitch Ratings

Trade Date:	June 10, 2020

Settlement Date:	June 19, 2020 (T+7)[2]

Securities Offered:	4.875% Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”)

Number of Shares Offered:	900,000 shares

Term:	Perpetual (unless redeemed by the Company as described below under “Optional Redemption”)

Public Offering Price:	$1,000 per share

Underwriting Discount:	$10.00 per share

Net Proceeds:	The Company estimates that the net proceeds to it from this offering, after deducting the underwriting discount but before deducting estimated offering expenses payable by the Company, will be $891,000,000.

Liquidation Preference:	$1,000 per share

Aggregate Liquidation Preference:	$900,000,000

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
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The Company expects that the delivery of the Series C Preferred Stock will be made against payment therefor on or about the Settlement Date, which will be the seventh business day following the date of this pricing term sheet. Under rules of the SEC, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series C Preferred Stock before the second business day prior to the Settlement Date will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the Settlement Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisers with respect to these matters.

Dividend Rate:	The dividend rate on the Series C Preferred Stock from and including the initial issue date (as defined below) to, but excluding, October 15, 2025 (the “First Reset Date”) will be 4.875% per annum of the $1,000 liquidation preference per share. On and after the First Reset Date, the dividend rate on the Series C Preferred Stock for each Reset Period (as defined below) will be a per annum rate equal to the Five-year U.S. Treasury Rate (as defined below) as of the most recent Reset Dividend Determination Date (as defined below), plus a spread of 4.550%, of the $1,000 liquidation preference per share. See “Description of Series C Preferred Stock—Dividends” in the Preliminary Prospectus Supplement for further terms and provisions applicable to the dividend rate on the Series C Preferred Stock.

Dividend Payment Dates:	April 15 and October 15 of each year, commencing on October 15, 2020.

Optional Redemption:	The Company may, at its option, redeem the Series C Preferred Stock:

• in whole or in part, from time to time, on any day during any Par Call Period (as defined below) at a redemption price in cash equal to $1,000 per share; or

•  in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by the Company following the occurrence of a Ratings Event (as defined below), or, if no review or appeal process is available or sought with respect to such Ratings Event, at any time within 120 days after the occurrence of such Ratings Event, at a redemption price in cash equal to $1,020 per share (102% of the Series C Preferred Stock liquidation preference of $1,000 per share), plus, in each case, but subject to certain exceptions, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date. See “Description of Series C Preferred Stock—Optional Redemption” and “—Redemption Procedures” in the Preliminary Prospectus Supplement for further terms and provisions applicable to the redemption of the Series C Preferred Stock.

No Listing:	Sempra Energy does not intend to apply to list the Series C Preferred Stock on any securities exchange.

CUSIP / ISIN:	816851 BK4 / US816851BK46

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Senior Co-Managers:	Deutsche Bank Securities Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC

Co-Managers:	Credit Agricole Securities (USA) Inc.
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
WR Securities, LLC

“business day” means any day other than a Saturday or Sunday or any other day on which commercial banks in New York City are authorized or required by law or executive order to close.

“initial issue date” means the original issue date of the Series C Preferred Stock.

“Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean of the five most recent daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Reset Date (as defined below) and trading in the public securities markets, as published in the most recent H.15, or (ii) if there is no such published U.S. Treasury security with a maturity of five years from the next Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the arithmetic mean of the five most recent daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturing as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15. If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-year U.S. Treasury Rate will be the same interest rate determined for the prior Reset Dividend Determination Date.

“H.15” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System (or any successor thereto).

“most recent H.15” means the H.15 published closest in time but prior to the close of business on the second business day prior to the applicable Reset Date.

“Reset Date” means the First Reset Date and October 15 of every fifth year after 2025.

“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling two business days prior to the first day of such Reset Period.

“Reset Period” means the period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including a Reset Date to, but excluding, the next following Reset Date.

“Par Call Period” means any period from and including the July 15 immediately preceding a Reset Date through and including such Reset Date.

“Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Securities Exchange Act of 1934, as amended, or in any successor provision thereto, that then publishes a rating for the Company (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series C Preferred Stock, which amendment, clarification or change results in:

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•

the shortening of the length of time the Series C Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time the Series C Preferred Stock would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issue date of the Series C Preferred Stock; or

•

the lowering of the equity credit (including up to a lesser amount) assigned to the Series C Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issue date of the Series C Preferred Stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement referred to above and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526, or by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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